UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 17, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12744

Delaware	33-2092545
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 136 Class A Ordinary Shares, Series 142 Class A Ordinary Shares, Series 144 Class A Ordinary Shares, Series 145 Class A Ordinary Shares, Series 146 Class A Ordinary Shares, Series 147 Class A Ordinary Shares, Series 149 Class A Ordinary Shares, Series 150 Class A Ordinary Shares, Series 152 Class A Ordinary Shares, Series 153 Class A Ordinary Shares, Series 154 Class A Ordinary Shares, Series 155 Class A Ordinary Shares, Series 156 Class A Ordinary Shares, Series 157 Class A Ordinary Shares, Series 158 Class A Ordinary Shares, Series 159 Class A Ordinary Shares, Series 160 Class A Ordinary Shares, Series 161 Class A Ordinary Shares, Series 162 Class A Ordinary Shares, Series 163 Class A Ordinary Shares, Series 164 Class A Ordinary Shares, Series 165 Class A Ordinary Shares, Series 166 Class A Ordinary Shares, Series 167 Class A Ordinary Shares, Series 168 Class A Ordinary Shares, Series 169 Class A Ordinary Shares, Series 170 Class A Ordinary Shares, Series 171 Class A Ordinary Shares, Series 172 Class A Ordinary Shares, Series 173 Class A Ordinary Shares, Series 174 Class A Ordinary Shares, Series 175 Class A Ordinary Shares, Series 176 Class A Ordinary Shares, Series 177 Class A Ordinary Shares, Series 178 Class A Ordinary Shares, Series 179 Class A Ordinary Shares, Series 180 Class A Ordinary Shares, Series 182 Class A Ordinary Shares, Series 183 Class A Ordinary Shares, Series 185 Class A Ordinary Shares, Series 187 Class A Ordinary Shares, Series 188 Class A Ordinary Shares, Series 189 Class A Ordinary Shares, Series 194 Class A Ordinary Shares, Series 286 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 17, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC (“SPC”) that hold title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on November 18, 2024 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. The Class A shares of each series represent ordinary membership interests in such series (“Class A ordinary shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

2

The Restructuring Transactions

On June 1, 2026, the Company completed a series of transactions (the “Restructuring Transactions”) pursuant to which the assets, rights and obligations of 45 separate Delaware limited liability companies, each of which had conducted its own qualified Regulation A offering and owned a single Artwork (each, a “Target Issuer”), were transferred into 45 distinct series of the Company. The Restructuring Transactions were described in the Company’s offering circular, which was qualified by the Securities and Exchange Commission, and in the Current Reports on Form 1-U filed by each Target Issuer.

The Restructuring Transactions comprised the following steps, which occurred substantially concurrently:

1. Asset Transfers and Assignments. All of the assets of each Target Issuer were transferred to a newly formed series of the Company (each, a “Merger Series”) in exchange for 100% of the shares of such Merger Series, and each Target Issuer assigned to the applicable Merger Series all agreements to which it was a party, including its management services agreement, its intercompany agreement and its subscription agreements. Each series also assumed the pre-existing obligation of the predecessor Target Issuer to exchange Management Fee Shares that are SPC shares for Class A ordinary shares of such series on a one-for-one basis.

2. Distributions. Each Target Issuer distributed one share of the applicable Merger Series to each of its shareholders for each share of the same class of the Target Issuer held by such shareholder, so that each Merger Series had the same capitalization and share ownership as the predecessor Target Issuer.

3. Merger. Each Merger Series merged with and into a newly created series of the Company, and each outstanding share of the Merger Series was converted into one share of the surviving series of the same class. The surviving series succeeded to all rights and obligations of the predecessor Target Issuer.

4. Dissolution. Each Target Issuer was dissolved following the Merger and its outstanding membership interests were extinguished.

No consideration was paid by the Company or by any series, and no shareholder was required to make any payment or bear any cost or expense, in connection with the Restructuring Transactions. Each shareholder of a Target Issuer received shares of the corresponding series of the Company of the same class and in the same number as the shares held in the Target Issuer, so that the ownership, capitalization, board of managers, assets and obligations of each series immediately following the Restructuring Transactions were the same as those of the corresponding Target Issuer immediately before. Masterworks’ compensation arrangements did not change as a result of the Restructuring Transactions, and the existing arrangements of each Target Issuer were assumed by the corresponding series.

Each Target Issuer announced the Restructuring Transactions in a Current Report on Form 1-U filed on May 29, 2026 and remained subject to the reporting requirements of Regulation A until it filed a Form 1-Z, exiting the reporting system, on June 29, 2026 in connection with its dissolution. The Company has reported in respect of each surviving series from June 1, 2026, the date of the transfer.

Basis of Presentation and Periods Presented

The Restructuring Transactions were a transaction between entities under common control and have been accounted for under FASB Accounting Standards Codification Subtopic 805-50, Business Combinations: Related Issues. The assets and liabilities transferred were recognized by each series at the historical carrying amounts of the predecessor Target Issuer, and no goodwill or other adjustment to carrying value arose.

This Report covers the first six months of the Company’s fiscal year, and the Consolidated Statements of Operations, of Members’ Equity and of Cash Flows are presented for the period from January 1, 2026 through June 30, 2026. The Company’s offering statement on Form 1-A was qualified on May 29, 2026 and this Report is the Company’s first periodic report. The Company had no assets, liabilities or operations at any time from the beginning of the period until the Restructuring Transactions on June 1, 2026, so the opening balances of the period are nil and the balances transferred on that date are the first amounts recognized. No comparative period is presented: the Company conducted no operations in any prior period, and the semiannual reports of the Target Issuers for the corresponding period of 2025 are incorporated by reference in the Company’s offering circular. See Note 1.

3

Continuity with the Target Issuers’ Prior Reports

Each series of the Company continues an investment previously made through a single Target Issuer, and each Target Issuer was itself a Regulation A reporting company. Each series bears the number of the Target Issuer whose Artwork it holds, as set out in the table below -- and the offering circular, annual reports on Form 1-K, semiannual reports on Form 1-SA and current reports on Form 1-U of each Target Issuer are incorporated by reference into the Company’s offering circular, which lists them by Target Issuer. They remain available on the SEC’s EDGAR website under the name of that Target Issuer. The most recent annual report of each Target Issuer, for the year ended December 31, 2025, was filed on April 30, 2026. The most recent semiannual report of each Target Issuer, for the six months ended June 30, 2025, was filed on September 26, 2025; it covers the period corresponding to the period covered by this Report.

A shareholder of a Target Issuer received one share of the corresponding series of the Company, of the same class, for each share held, and paid nothing and gave up nothing in the exchange. The Artwork held for each series, the number and the rights of the shares outstanding, and the terms on which the Administrator is compensated are the same before and after the Restructuring Transactions. What changed is the legal form in which the Artwork is held and the identity of the reporting company: 45 separate reporting issuers became 45 series of a single reporting issuer, and this Report covers all of them.

Because the Restructuring Transactions were between entities under common control, nothing was revalued. Each series recognized the assets and liabilities it received at the amounts at which the Target Issuer carried them, so the carrying value of each Artwork in this Report is the same historical cost the predecessor Target Issuer reported in its most recent annual report. The line “Net assets contributed in the common control transaction” in the Consolidated Statement of Members’ Equity is the net book value of what was transferred — the Target Issuer’s members’ equity immediately before the transfer.

Because the Company had no assets, liabilities or operations before the Restructuring Transactions, the Consolidated Statements of Operations, of Members’ Equity and of Cash Flows in this Report, including per-share amounts, are those of the period from January 1, 2026 through June 30, 2026, and are not comparable with the twelve-month amounts in a Target Issuer’s annual report or the six-month amounts in its semiannual reports. The Consolidated Balance Sheet at June 30, 2026 is directly comparable: it presents the same Artwork, carried at the same amount, held for the same shareholders. The balances transferred to each series on June 1, 2026 include all activity of the predecessor Target Issuer through that date.

Series of the Company	Predecessor Target Issuer	SEC File No.	CIK
Series 136	Masterworks 136, LLC	024-11987	0001920422
Series 142	Masterworks 142, LLC	024-11979	0001922411
Series 144	Masterworks 144, LLC	024-11965	0001925327
Series 145	Masterworks 145, LLC	024-11899	0001925393
Series 146	Masterworks 146, LLC	024-11999	0001925329
Series 147	Masterworks 147, LLC	024-11998	0001925316
Series 149	Masterworks 149, LLC	024-12025	0001925323
Series 150	Masterworks 150, LLC	024-11972	0001925318
Series 152	Masterworks 152, LLC	024-11981	0001938935
Series 153	Masterworks 153, LLC	024-12005	0001939027
Series 154	Masterworks 154, LLC	024-11992	0001938936
Series 155	Masterworks 155, LLC	024-12022	0001938931
Series 156	Masterworks 156, LLC	024-12015	0001938933
Series 157	Masterworks 157, LLC	024-12016	0001939028
Series 158	Masterworks 158, LLC	024-12020	0001942200
Series 159	Masterworks 159, LLC	024-12018	0001942204
Series 160	Masterworks 160, LLC	024-12024	0001942201
Series 161	Masterworks 161, LLC	024-11989	0001942205
Series 162	Masterworks 162, LLC	024-12034	0001942396
Series 163	Masterworks 163, LLC	024-12030	0001942392
Series 164	Masterworks 164, LLC	024-12041	0001942222
Series 165	Masterworks 165, LLC	024-11970	0001942203
Series 166	Masterworks 166, LLC	024-11976	0001942202
Series 167	Masterworks 167, LLC	024-12038	0001942179
Series 168	Masterworks 168, LLC	024-12023	0001942388
Series 169	Masterworks 169, LLC	024-12045	0001942386
Series 170	Masterworks 170, LLC	024-12033	0001944157
Series 171	Masterworks 171, LLC	024-12032	0001944113
Series 172	Masterworks 172, LLC	024-12014	0001944251
Series 173	Masterworks 173, LLC	024-12052	0001944244
Series 174	Masterworks 174, LLC	024-12035	0001944249
Series 175	Masterworks 175, LLC	024-12053	0001944248
Series 176	Masterworks 176, LLC	024-12071	0001944250
Series 177	Masterworks 177, LLC	024-12044	0001944247
Series 178	Masterworks 178, LLC	024-12079	0001944218
Series 179	Masterworks 179, LLC	024-12050	0001944229
Series 180	Masterworks 180, LLC	024-12051	0001944217
Series 182	Masterworks 182, LLC	024-12070	0001951373
Series 183	Masterworks 183, LLC	024-12092	0001951661
Series 185	Masterworks 185, LLC	024-12058	0001951671
Series 187	Masterworks 187, LLC	024-12068	0001952290
Series 188	Masterworks 188, LLC	024-12103	0001952376
Series 189	Masterworks 189, LLC	024-12090	0001952368
Series 194	Masterworks 194, LLC	024-12075	0001953962
Series 286	Masterworks 286, LLC	024-12261	0001976545

Operating Results

During the period from January 1, 2026 through June 30, 2026, the Company recognized a net loss of $108,039. Operating results for the period consist principally of the management services fee payable to the Administrator, which is settled in shares rather than in cash, and, for any series that sold its Artwork during the period, the gain recognized on that sale.

The Administrator is issued Management Fee Shares at a rate of 1.5% per annum of the total equity interests of the applicable segregated portfolio of Masterworks Cayman. The fee is a non-cash expense: it is settled by the issuance of shares and is recognized at the value of the shares issued at the time of issuance. During the period from January 1, 2026 through June 30, 2026, $108,039 was recognized in respect of the fee. The shares issued during the period also settled $216,114 of fee accrued by the Target Issuers for April 1, 2026 through May 31, 2026 and transferred to the Company on June 1, 2026, so the value of shares issued during the period exceeds the expense recognized in the period by that amount.

Contingent Liabilities

Neither the Company nor any series has any contingent liabilities, other than as described in the notes to the Consolidated Financial Statements.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B ordinary shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

4

Liquidity and Capital Resources

Assets. At June 30, 2026, the Company held Artwork with a carrying value of $73,893,811 and cash of $6,090. Each series has completed the final closing of its offering, and the cash of each series consists of the capital contributed on formation together with amounts accumulated in respect of interest, other than a series that has sold its Artwork and holds the net proceeds pending distribution to its shareholders.

Liabilities. At June 30, 2026, the Company had no liabilities. The management services fee accrued by the Target Issuers and transferred to the Company on June 1, 2026 was settled during the period by the issuance of Management Fee Shares.

We do not expect the Company or any series to require cash to fund operations. The Administrator performs management services and pays all of the ordinary ongoing operating costs and expenses of the Company and each series in exchange for Management Fee Shares, and has agreed to fund our operations and the costs of maintaining the Artwork of each series until the Artwork is sold or the earlier termination of the Management Services Agreement.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

5

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales across the Masterworks platform and, by extension, capital formation for new Masterworks offerings. The Company did not complete a sale of the Artwork of any series during the period from January 1, 2026 through June 30, 2026, and accordingly made no distributions to holders of Class A ordinary shares. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Management Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS VAULT 17, LLC

Consolidated Financial Statements

As of June 30, 2026 and

For the Period from January 1, 2026 Through June 30, 2026

F-1

Consolidated Balance Sheet

As of June 30, 2026

	Series 136	Series 142	Series 144	Series 145	Series 146	Series 147	Series 149	Series 150	Series 152	Series 153	Series 154
ASSETS
Cash and Cash Equivalents	$140	$140	$140	$140	$130	$140	$130	$140	$140	$140	$140
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Artwork	2,000,800	1,668,480	560,000	560,000	1,450,000	1,700,000	7,500,000	1,060,500	650,000	1,200,000	1,525,000
Total Assets	$2,000,940	$1,668,620	$560,140	$560,140	$1,450,130	$1,700,140	$7,500,130	$1,060,640	$650,140	$1,200,140	$1,525,140

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Administrative services fee payable	-	-	-	-	-	-	-	-	-	1	-
Total Liabilities	-	-	-	-	-	-	-	-	-	1	-

Members’ Equity:
Class A ordinary shares	1,943,480	1,620,060	527,564	533,798	1,397,550	1,640,680	7,261,195	1,013,878	619,768	1,151,196	1,476,300
Class A Preferred shares	-	-	8,356	2,122	-	-	-	1,182	2,312	-	-
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	1,943,580	1,620,160	536,020	536,020	1,397,650	1,640,780	7,261,295	1,015,160	622,180	1,151,296	1,476,400
Noncontrolling interests in consolidated subsidiary	57,360	48,460	24,120	24,120	52,480	59,360	238,835	45,480	27,960	48,843	48,740
Total Members’ Equity	2,000,940	1,668,620	560,140	560,140	1,450,130	1,700,140	7,500,130	1,060,640	650,140	1,200,139	1,525,140
Total Liabilities And Members’ Equity	$2,000,940	$1,668,620	$560,140	$560,140	$1,450,130	$1,700,140	$7,500,130	$1,060,640	$650,140	$1,200,140	$1,525,140

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 155	Series 156	Series 157	Series 158	Series 159	Series 160	Series 161	Series 162	Series 163	Series 164	Series 165
ASSETS
Cash and Cash Equivalents	$140	$140	$130	$140	$140	$140	$140	$130	$140	$130	$140
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Artwork	1,100,000	3,300,000	1,000,000	630,000	1,621,450	1,150,000	10,501,000	1,000,000	550,000	2,500,000	900,000
Total Assets	$1,100,140	$3,300,140	$1,000,130	$630,140	$1,621,590	$1,150,140	$10,501,140	$1,000,130	$550,140	$2,500,130	$900,140

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Administrative services fee payable	-	-	-	(1)	-	-	-	-	-	-	-
Total Liabilities	-	-	-	(1)	-	-	-	-	-	-	-

Members’ Equity:
Class A ordinary shares	1,052,490	3,195,021	955,450	598,852	1,559,128	1,112,360	10,164,148	955,883	524,511	2,421,330	857,702
Class A Preferred shares	270	(1)	2,100	2,665	-	-	-	1,667	2,009	-	3,818
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	1,052,860	3,195,120	957,650	601,617	1,559,228	1,112,460	10,164,248	957,650	526,620	2,421,430	861,620
Noncontrolling interests in consolidated subsidiary	47,280	105,020	42,480	28,523	62,362	37,680	336,892	42,480	23,520	78,700	38,520
Total Members’ Equity	1,100,140	3,300,140	1,000,130	630,141	1,621,590	1,150,140	10,501,140	1,000,130	550,140	2,500,130	900,140
Total Liabilities And Members’ Equity	$1,100,140	$3,300,140	$1,000,130	$630,140	$1,621,590	$1,150,140	$10,501,140	$1,000,130	$550,140	$2,500,130	$900,140

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 166	Series 167	Series 168	Series 169	Series 170	Series 171	Series 172	Series 173	Series 174	Series 175	Series 176
ASSETS
Cash and Cash Equivalents	$140	$130	$130	$140	$130	$130	$140	$140	$130	$130	$140
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Artwork	1,900,000	2,692,332	693,000	850,000	1,400,000	809,112	1,400,000	1,400,000	436,136	735,000	1,410,000
Total Assets	$1,900,140	$2,692,462	$693,130	$850,140	$1,400,130	$809,242	$1,400,140	$1,400,140	$436,266	$735,130	$1,410,140

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Administrative services fee payable	-	-	-	-	-	-	-	-	-	-	1
Total Liabilities	-	-	-	-	-	-	-	-	-	-	1

Members’ Equity:
Class A ordinary shares	1,844,940	2,620,922	661,158	810,974	1,355,550	772,633	1,348,280	1,339,427	412,439	696,775	1,362,699
Class A Preferred shares	-	-	2,112	2,586	580	1,829	-	-	5,007	6,935	-
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	1,845,040	2,621,022	663,370	813,660	1,356,230	774,562	1,348,380	1,339,527	417,546	703,810	1,362,799
Noncontrolling interests in consolidated subsidiary	55,100	71,440	29,760	36,480	43,900	34,680	51,760	60,612	18,720	31,320	47,340
Total Members’ Equity	1,900,140	2,692,462	693,130	850,140	1,400,130	809,242	1,400,140	1,400,140	436,266	735,130	1,410,139
Total Liabilities And Members’ Equity	$1,900,140	$2,692,462	$693,130	$850,140	$1,400,130	$809,242	$1,400,140	$1,400,140	$436,266	$735,130	$1,410,140

F-4

Consolidated Balance Sheet

As of June 30, 2026

	Series 177	Series 178	Series 179	Series 180	Series 182	Series 183	Series 185	Series 187	Series 188	Series 189	Series 194
ASSETS
Cash and Cash Equivalents	$130	$130	$140	$140	$130	$130	$140	$130	$130	$130	$130
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Artwork	1,400,000	2,100,000	1,700,000	800,000	550,000	550,000	1,102,000	700,000	1,100,000	1,250,000	504,000
Total Assets	$1,400,130	$2,100,130	$1,700,140	$800,140	$550,130	$550,130	$1,102,140	$700,130	$1,100,130	$1,250,130	$504,130

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Administrative services fee payable	-	-	-	-	-	-	-	-	(1)	-	-
Total Liabilities	-	-	-	-	-	-	-	-	(1)	-	-

Members’ Equity:
Class A ordinary shares	1,350,470	2,045,770	1,637,700	764,266	525,360	521,013	1,053,713	662,750	1,059,493	1,204,670	477,070
Class A Preferred shares	-	-	-	1,694	1,150	5,497	(1)	7,400	-	-	5,600
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	1,350,570	2,045,870	1,637,800	766,060	526,610	526,610	1,053,813	670,250	1,059,593	1,204,770	482,770
Noncontrolling interests in consolidated subsidiary	49,560	54,260	62,340	34,080	23,520	23,520	48,327	29,880	40,538	45,360	21,360
Total Members’ Equity	1,400,130	2,100,130	1,700,140	800,140	550,130	550,130	1,102,140	700,130	1,100,131	1,250,130	504,130
Total Liabilities And Members’ Equity	$1,400,130	$2,100,130	$1,700,140	$800,140	$550,130	$550,130	$1,102,140	$700,130	$1,100,130	$1,250,130	$504,130

F-5

Consolidated Balance Sheet

As of June 30, 2026

	Series 286	Consolidated
ASSETS
Cash and Cash Equivalents	$120	$6,090
Receivable from Affiliates	-	-
Artwork	4,285,000	73,893,811
Total Assets	$4,285,120	$73,899,901

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Administrative services fee payable	-	1
Total Liabilities	-	1

Members’ Equity:
Class A ordinary shares	4,190,380	71,300,797
Class A Preferred shares	-	66,890
Class B shares	100	4,500
Members’ Equity	4,190,480	71,372,187
Noncontrolling interests in consolidated subsidiary	94,640	2,527,713
Total Members’ Equity	4,285,120	73,899,900
Total Liabilities And Members’ Equity	$4,285,120	$73,899,901

F-6

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 136	Series 142	Series 144	Series 145	Series 146	Series 147	Series 149	Series 150	Series 152	Series 153	Series 154
Income:
Interest income	-	-	-	-	-	-	-	-	-	-	-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,900	2,420	820	820	2,100	2,460	11,045	1,540	940	2,516	2,220
Total Expenses	2,900	2,420	820	820	2,100	2,460	11,045	1,540	940	2,516	2,220
Net Income/(Loss)	$(2,900)	$(2,420)	$(820)	$(820)	$(2,100)	$(2,460)	$(11,045)	$(1,540)	$(940)	$(2,516)	$(2,220)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.04)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	117,209	97,860	32,920	32,842	84,760	99,065	437,435	62,175	38,116	70,239	89,243
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-7

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 155	Series 156	Series 157	Series 158	Series 159	Series 160	Series 161	Series 162	Series 163	Series 164	Series 165
Income:
Interest income	-	-	-	-	-	-	-	-	-	-	-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	1,600	4,780	1,440	920	2,439	1,660	15,370	1,440	800	3,620	1,300
Total Expenses	1,600	4,780	1,440	920	2,439	1,660	15,370	1,440	800	3,620	1,300
Net Income/(Loss)	$(1,600)	$(4,780)	$(1,440)	$(920)	$(2,439)	$(1,660)	$(15,370)	$(1,440)	$(800)	$(3,620)	$(1,300)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	64,402	192,948	58,358	36,866	94,306	67,264	614,000	58,432	32,220	146,068	52,740
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-8

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 166	Series 167	Series 168	Series 169	Series 170	Series 171	Series 172	Series 173	Series 174	Series 175	Series 176
Income:
Interest income	-	-	-	-	-	-	-	-	-	-	-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,760	3,880	1,000	1,240	2,040	1,180	2,040	1,888	640	1,060	2,040
Total Expenses	2,760	3,880	1,000	1,240	2,040	1,180	2,040	1,888	640	1,060	2,040
Net Income/(Loss)	$(2,760)	$(3,880)	$(1,000)	$(1,240)	$(2,040)	$(1,180)	$(2,040)	$(1,888)	$(640)	$(1,060)	$(2,040)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	111,441	156,421	40,519	49,732	81,835	47,291	81,961	81,864	25,488	42,908	81,936
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-9

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 177	Series 178	Series 179	Series 180	Series 182	Series 183	Series 185	Series 187	Series 188	Series 189	Series 194
Income:
Interest income	-	-	-	-	-	-	-	-	-	-	-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	2,020	3,020	2,460	1,160	800	800	1,702	1,020	1,580	1,800	720
Total Expenses	2,020	3,020	2,460	1,160	800	800	1,702	1,020	1,580	1,800	720
Net Income/(Loss)	$(2,020)	$(3,020)	$(2,460)	$(1,160)	$(800)	$(800)	$(1,702)	$(1,020)	$(1,580)	$(1,800)	$(720)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	81,668	122,030	99,408	46,729	32,140	32,103	64,331	40,878	63,688	72,350	29,390
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-10

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 286	Consolidated
Income:
Interest income	-	-
Total Income	-	-
Expenses:
Share-based compensation - management services fees	6,040	108,039
Total Expenses	6,040	108,039
Net Income/(Loss)	$(6,040)	$(108,039)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.03)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	243,713	4,309,292
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	45,000

F-11

Consolidated Statement of Members’ Equity

For the Period from January 1, 2026 Through June 30, 2026

Series 136
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	114,341	1,946,380	-	-	1,000	100	1,946,480	2,433
Shares issued for management services fees	-	-	-	-	-	-	-	435
Net income/(loss)	-	(2,900)	-	-	-	-	(2,900)	-
Balance at June 30, 2026	114,341	1,943,480	-	-	1,000	100	1,943,580	2,868

Series 142
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	95,437	1,622,480	-	-	1,000	100	1,622,580	2,060
Shares issued for management services fees	-	-	-	-	-	-	-	363
Net income/(loss)	-	(2,420)	-	-	-	-	(2,420)	-
Balance at June 30, 2026	95,437	1,620,060	-	-	1,000	100	1,620,160	2,423

F-12

Series 144
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	31,279	528,384	435	8,356	1,000	100	536,840	1,083
Shares issued for management services fees	-	-	-	-	-	-	-	123
Net income/(loss)	-	(820)	-	-	-	-	(820)	-
Balance at June 30, 2026	31,279	527,564	435	8,356	1,000	100	536,020	1,206

Series 145
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	31,519	534,618	117	2,122	1,000	100	536,840	1,083
Shares issued for management services fees	-	-	-	-	-	-	-	123
Net income/(loss)	-	(820)	-	-	-	-	(820)	-
Balance at June 30, 2026	31,519	533,798	117	2,122	1,000	100	536,020	1,206

F-13

Series 146
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	82,136	1,399,650	-	-	1,000	100	1,399,750	2,309
Shares issued for management services fees	-	-	-	-	-	-	-	315
Net income/(loss)	-	(2,100)	-	-	-	-	(2,100)	-
Balance at June 30, 2026	82,136	1,397,550	-	-	1,000	100	1,397,650	2,624

Series 147
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	96,097	1,643,140	-	-	1,000	100	1,643,240	2,599
Shares issued for management services fees	-	-	-	-	-	-	-	369
Net income/(loss)	-	(2,460)	-	-	-	-	(2,460)	-
Balance at June 30, 2026	96,097	1,640,680	-	-	1,000	100	1,640,780	2,968

F-14

Series 149
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	425,869	7,272,239	-	-	1,000	100	7,272,339	9,937
Shares issued for management services fees	-	-	-	-	-	-	-	1,629
Net income/(loss)	-	(11,045)	-	-	-	-	(11,045)	-
Balance at June 30, 2026	425,869	7,261,195	-	-	1,000	100	7,261,295	11,566

Series 150
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	59,842	1,015,418	59	1,182	1,000	100	1,016,700	2,043
Shares issued for management services fees	-	-	-	-	-	-	-	231
Net income/(loss)	-	(1,540)	-	-	-	-	(1,540)	-
Balance at June 30, 2026	59,842	1,013,878	59	1,182	1,000	100	1,015,160	2,274

F-15

Series 152
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	36,576	620,708	142	2,312	1,000	100	623,120	1,257
Shares issued for management services fees	-	-	-	-	-	-	-	141
Net income/(loss)	-	(940)	-	-	-	-	(940)	-
Balance at June 30, 2026	36,576	619,768	142	2,312	1,000	100	622,180	1,398

Series 153
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	68,025	1,153,712	-	-	1,000	100	1,153,812	1,953
Shares issued for management services fees	-	-	-	-	-	-	-	261
Net income/(loss)	-	(2,516)	-	-	-	-	(2,516)	-
Balance at June 30, 2026	68,025	1,151,196	-	-	1,000	100	1,151,296	2,214

F-16

Series 154
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	86,806	1,478,520	-	-	1,000	100	1,478,620	2,104
Shares issued for management services fees	-	-	-	-	-	-	-	333
Net income/(loss)	-	(2,220)	-	-	-	-	(2,220)	-
Balance at June 30, 2026	86,806	1,476,300	-	-	1,000	100	1,476,400	2,437

Series 155
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	62,024	1,054,090	14	270	1,000	100	1,054,460	2,124
Shares issued for management services fees	-	-	-	-	-	-	-	240
Net income/(loss)	-	(1,600)	-	-	-	-	(1,600)	-
Balance at June 30, 2026	62,024	1,052,490	14	270	1,000	100	1,052,860	2,364

F-17

Series 156
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	187,697	3,199,801	-	(1)	1,000	100	3,199,900	4,534
Shares issued for management services fees	-	-	-	-	-	-	-	717
Net income/(loss)	-	(4,780)	-	-	-	-	(4,780)	-
Balance at June 30, 2026	187,697	3,195,021	-	(1)	1,000	100	3,195,120	5,251

Series 157
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	56,129	956,890	105	2,100	1,000	100	959,090	1,908
Shares issued for management services fees	-	-	-	-	-	-	-	216
Net income/(loss)	-	(1,440)	-	-	-	-	(1,440)	-
Balance at June 30, 2026	56,129	955,450	105	2,100	1,000	100	957,650	2,124

F-18

Series 158
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	35,401	599,772	121	2,665	1,000	100	602,537	1,206
Shares issued for management services fees	-	-	-	-	-	-	-	138
Net income/(loss)	-	(920)	-	-	-	-	(920)	-
Balance at June 30, 2026	35,401	598,852	121	2,665	1,000	100	601,617	1,344

Series 159
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	91,328	1,561,567	-	-	1,000	100	1,561,667	2,627
Shares issued for management services fees	-	-	-	-	-	-	-	351
Net income/(loss)	-	(2,439)	-	-	-	-	(2,439)	-
Balance at June 30, 2026	91,328	1,559,128	-	-	1,000	100	1,559,228	2,978

F-19

Series 160
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	65,380	1,114,020	-	-	1,000	100	1,114,120	1,635
Shares issued for management services fees	-	-	-	-	-	-	-	249
Net income/(loss)	-	(1,660)	-	-	-	-	(1,660)	-
Balance at June 30, 2026	65,380	1,112,360	-	-	1,000	100	1,112,460	1,884

Series 161
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	597,231	10,179,518	-	-	1,000	100	10,179,618	14,483
Shares issued for management services fees	-	-	-	-	-	-	-	2,286
Net income/(loss)	-	(15,370)	-	-	-	-	(15,370)	-
Balance at June 30, 2026	597,231	10,164,148	-	-	1,000	100	10,164,248	16,769

F-20

Series 162
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	56,190	957,323	118	1,667	1,000	100	959,090	1,908
Shares issued for management services fees	-	-	-	-	-	-	-	216
Net income/(loss)	-	(1,440)	-	-	-	-	(1,440)	-
Balance at June 30, 2026	56,190	955,883	118	1,667	1,000	100	957,650	2,124

Series 163
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	30,940	525,311	104	2,009	1,000	100	527,420	1,056
Shares issued for management services fees	-	-	-	-	-	-	-	120
Net income/(loss)	-	(800)	-	-	-	-	(800)	-
Balance at June 30, 2026	30,940	524,511	104	2,009	1,000	100	526,620	1,176

F-21

Series 164
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	142,133	2,424,950	-	-	1,000	100	2,425,050	3,392
Shares issued for management services fees	-	-	-	-	-	-	-	543
Net income/(loss)	-	(3,620)	-	-	-	-	(3,620)	-
Balance at June 30, 2026	142,133	2,421,330	-	-	1,000	100	2,421,430	3,935

Series 165
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	50,620	859,002	194	3,818	1,000	100	862,920	1,731
Shares issued for management services fees	-	-	-	-	-	-	-	195
Net income/(loss)	-	(1,300)	-	-	-	-	(1,300)	-
Balance at June 30, 2026	50,620	857,702	194	3,818	1,000	100	861,620	1,926

F-22

Series 166
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	108,686	1,847,700	-	-	1,000	100	1,847,800	2,341
Shares issued for management services fees	-	-	-	-	-	-	-	414
Net income/(loss)	-	(2,760)	-	-	-	-	(2,760)	-
Balance at June 30, 2026	108,686	1,844,940	-	-	1,000	100	1,845,040	2,755

Series 167
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	152,849	2,624,802	-	-	1,000	100	2,624,902	2,990
Shares issued for management services fees	-	-	-	-	-	-	-	582
Net income/(loss)	-	(3,880)	-	-	-	-	(3,880)	-
Balance at June 30, 2026	152,849	2,620,922	-	-	1,000	100	2,621,022	3,572

F-23

Series 168
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	38,921	662,158	110	2,112	1,000	100	664,370	1,338
Shares issued for management services fees	-	-	-	-	-	-	-	150
Net income/(loss)	-	(1,000)	-	-	-	-	(1,000)	-
Balance at June 30, 2026	38,921	661,158	110	2,112	1,000	100	663,370	1,488

Series 169
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	47,762	812,214	146	2,586	1,000	100	814,900	1,638
Shares issued for management services fees	-	-	-	-	-	-	-	186
Net income/(loss)	-	(1,240)	-	-	-	-	(1,240)	-
Balance at June 30, 2026	47,762	810,974	146	2,586	1,000	100	813,660	1,824

F-24

Series 170
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	79,611	1,357,590	29	580	1,000	100	1,358,270	1,889
Shares issued for management services fees	-	-	-	-	-	-	-	306
Net income/(loss)	-	(2,040)	-	-	-	-	(2,040)	-
Balance at June 30, 2026	79,611	1,355,550	29	580	1,000	100	1,356,230	2,195

Series 171
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	45,428	773,813	129	1,829	1,000	100	775,742	1,557
Shares issued for management services fees	-	-	-	-	-	-	-	177
Net income/(loss)	-	(1,180)	-	-	-	-	(1,180)	-
Balance at June 30, 2026	45,428	772,633	129	1,829	1,000	100	774,562	1,734

F-25

Series 172
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	79,373	1,350,320	-	-	1,000	100	1,350,420	2,282
Shares issued for management services fees	-	-	-	-	-	-	-	306
Net income/(loss)	-	(2,040)	-	-	-	-	(2,040)	-
Balance at June 30, 2026	79,373	1,348,280	-	-	1,000	100	1,348,380	2,588

Series 173
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	79,041	1,341,315	-	-	1,000	100	1,341,415	2,517
Shares issued for management services fees	-	-	-	-	-	-	-	306
Net income/(loss)	-	(1,888)	-	-	-	-	(1,888)	-
Balance at June 30, 2026	79,041	1,339,427	-	-	1,000	100	1,339,527	2,823

F-26

Series 174
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	24,294	413,079	258	5,007	1,000	100	418,186	840
Shares issued for management services fees	-	-	-	-	-	-	-	96
Net income/(loss)	-	(640)	-	-	-	-	(640)	-
Balance at June 30, 2026	24,294	412,439	258	5,007	1,000	100	417,546	936

Series 175
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	40,940	697,835	402	6,935	1,000	100	704,870	1,407
Shares issued for management services fees	-	-	-	-	-	-	-	159
Net income/(loss)	-	(1,060)	-	-	-	-	(1,060)	-
Balance at June 30, 2026	40,940	696,775	402	6,935	1,000	100	703,810	1,566

F-27

Series 176
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	79,569	1,364,739	-	-	1,000	100	1,364,839	2,061
Shares issued for management services fees	-	-	-	-	-	-	-	306
Net income/(loss)	-	(2,040)	-	-	-	-	(2,040)	-
Balance at June 30, 2026	79,569	1,362,699	-	-	1,000	100	1,362,799	2,367

Series 177
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	79,190	1,352,490	-	-	1,000	100	1,352,590	2,175
Shares issued for management services fees	-	-	-	-	-	-	-	303
Net income/(loss)	-	(2,020)	-	-	-	-	(2,020)	-
Balance at June 30, 2026	79,190	1,350,470	-	-	1,000	100	1,350,570	2,478

F-28

Series 178
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	119,317	2,048,790	-	-	1,000	100	2,048,890	2,260
Shares issued for management services fees	-	-	-	-	-	-	-	453
Net income/(loss)	-	(3,020)	-	-	-	-	(3,020)	-
Balance at June 30, 2026	119,317	2,045,770	-	-	1,000	100	2,045,870	2,713

Series 179
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	96,291	1,640,160	-	-	1,000	100	1,640,260	2,748
Shares issued for management services fees	-	-	-	-	-	-	-	369
Net income/(loss)	-	(2,460)	-	-	-	-	(2,460)	-
Balance at June 30, 2026	96,291	1,637,700	-	-	1,000	100	1,637,800	3,117

F-29

Series 180
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	44,907	765,426	118	1,694	1,000	100	767,220	1,530
Shares issued for management services fees	-	-	-	-	-	-	-	174
Net income/(loss)	-	(1,160)	-	-	-	-	(1,160)	-
Balance at June 30, 2026	44,907	764,266	118	1,694	1,000	100	766,060	1,704

Series 182
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	30,902	526,160	62	1,150	1,000	100	527,410	1,056
Shares issued for management services fees	-	-	-	-	-	-	-	120
Net income/(loss)	-	(800)	-	-	-	-	(800)	-
Balance at June 30, 2026	30,902	525,360	62	1,150	1,000	100	526,610	1,176

F-30

Series 183
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	30,644	521,813	283	5,497	1,000	100	527,410	1,056
Shares issued for management services fees	-	-	-	-	-	-	-	120
Net income/(loss)	-	(800)	-	-	-	-	(800)	-
Balance at June 30, 2026	30,644	521,013	283	5,497	1,000	100	526,610	1,176

Series 185
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	62,025	1,055,415	-	(1)	1,000	100	1,055,514	2,066
Shares issued for management services fees	-	-	-	-	-	-	-	240
Net income/(loss)	-	(1,702)	-	-	-	-	(1,702)	-
Balance at June 30, 2026	62,025	1,053,713	-	(1)	1,000	100	1,053,813	2,306

F-31

Series 187
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	38,988	663,770	396	7,400	1,000	100	671,270	1,341
Shares issued for management services fees	-	-	-	-	-	-	-	153
Net income/(loss)	-	(1,020)	-	-	-	-	(1,020)	-
Balance at June 30, 2026	38,988	662,750	396	7,400	1,000	100	670,250	1,494

Series 188
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	61,665	1,061,073	-	-	1,000	100	1,061,173	1,786
Shares issued for management services fees	-	-	-	-	-	-	-	237
Net income/(loss)	-	(1,580)	-	-	-	-	(1,580)	-
Balance at June 30, 2026	61,665	1,059,493	-	-	1,000	100	1,059,593	2,023

F-32

Series 189
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	70,082	1,206,470	-	-	1,000	100	1,206,570	1,998
Shares issued for management services fees	-	-	-	-	-	-	-	270
Net income/(loss)	-	(1,800)	-	-	-	-	(1,800)	-
Balance at June 30, 2026	70,082	1,204,670	-	-	1,000	100	1,204,770	2,268

Series 194
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	28,042	477,790	280	5,600	1,000	100	483,490	960
Shares issued for management services fees	-	-	-	-	-	-	-	108
Net income/(loss)	-	(720)	-	-	-	-	(720)	-
Balance at June 30, 2026	28,042	477,070	280	5,600	1,000	100	482,770	1,068

F-33

Series 286
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	238,981	4,196,420	-	-	1,000	100	4,196,520	3,826
Shares issued for management services fees	-	-	-	-	-	-	-	906
Net income/(loss)	-	(6,040)	-	-	-	-	(6,040)	-
Other movements (investigate)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	238,981	4,190,380	-	-	1,000	100	4,190,480	4,732

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	4,180,508	71,408,836	3,622	66,890	45,000	4,500	71,480,226	109,127
Shares issued for management services fees	-	-	-	-	-	-	-	16,035
Net income/(loss)	-	(108,039)	-	-	-	-	(108,039)	-
Other movements (investigate)	-	-	-	-	-	-	-	-
Balance at June 30, 2026	4,180,508	71,300,797	3,622	66,890	45,000	4,500	71,372,187	125,162

F-34

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 136	Series 142	Series 144	Series 145	Series 146	Series 147	Series 149	Series 150	Series 152	Series 153	Series 154
Cash Flows From Operating Activities
Net income (loss)	$(2,900)	$(2,420)	$(820)	$(820)	$(2,100)	$(2,460)	$(11,045)	$(1,540)	$(940)	$(2,516)	$(2,220)
Administrative services fee settled in Class A shares (non-cash)	2,900	2,420	820	820	2,100	2,460	11,045	1,540	940	2,516	2,220
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	140	140	140	140	130	140	130	140	140	140	140
Cash and Cash Equivalents, end of period	$140	$140	$140	$140	$130	$140	$130	$140	$140	$140	$140
Non-cash financing: Class A shares issued in settlement of the administrative services fee	2,900	2,420	820	820	2,100	2,460	11,045	1,540	940	2,516	2,220
Non-cash: administrative services fee payable transferred in and settled in shares	5,800	4,840	1,640	1,640	4,200	4,920	22,285	3,080	1,880	3,878	4,440

F-35

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 155	Series 156	Series 157	Series 158	Series 159	Series 160	Series 161	Series 162	Series 163	Series 164	Series 165
Cash Flows From Operating Activities
Net income (loss)	$(1,600)	$(4,780)	$(1,440)	$(920)	$(2,439)	$(1,660)	$(15,370)	$(1,440)	$(800)	$(3,620)	$(1,300)
Administrative services fee settled in Class A shares (non-cash)	1,600	4,780	1,440	920	2,439	1,660	15,370	1,440	800	3,620	1,300
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	140	140	130	140	140	140	140	130	140	130	140
Cash and Cash Equivalents, end of period	$140	$140	$130	$140	$140	$140	$140	$130	$140	$130	$140
Non-cash financing: Class A shares issued in settlement of the administrative services fee	1,600	4,780	1,440	920	2,439	1,660	15,370	1,440	800	3,620	1,300
Non-cash: administrative services fee payable transferred in and settled in shares	3,200	9,560	2,880	1,840	4,921	3,320	31,013	2,880	1,600	7,240	2,600

F-36

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 166	Series 167	Series 168	Series 169	Series 170	Series 171	Series 172	Series 173	Series 174	Series 175	Series 176
Cash Flows From Operating Activities
Net income (loss)	$(2,760)	$(3,880)	$(1,000)	$(1,240)	$(2,040)	$(1,180)	$(2,040)	$(1,888)	$(640)	$(1,060)	$(2,040)
Administrative services fee settled in Class A shares (non-cash)	2,760	3,880	1,000	1,240	2,040	1,180	2,040	1,888	640	1,060	2,040
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	140	130	130	140	130	130	140	140	130	130	140
Cash and Cash Equivalents, end of period	$140	$130	$130	$140	$130	$130	$140	$140	$130	$130	$140
Non-cash financing: Class A shares issued in settlement of the administrative services fee	2,760	3,880	1,000	1,240	2,040	1,180	2,040	1,888	640	1,060	2,040
Non-cash: administrative services fee payable transferred in and settled in shares	5,520	7,760	2,000	2,480	4,080	2,360	4,080	4,419	1,280	2,120	4,080

F-37

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 177	Series 178	Series 179	Series 180	Series 182	Series 183	Series 185	Series 187	Series 188	Series 189	Series 194
Cash Flows From Operating Activities
Net income (loss)	$(2,020)	$(3,020)	$(2,460)	$(1,160)	$(800)	$(800)	$(1,702)	$(1,020)	$(1,580)	$(1,800)	$(720)
Administrative services fee settled in Class A shares (non-cash)	2,020	3,020	2,460	1,160	800	800	1,702	1,020	1,580	1,800	720
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	130	130	140	140	130	130	140	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$130	$140	$140	$130	$130	$140	$130	$130	$130	$130
Non-cash financing: Class A shares issued in settlement of the administrative services fee	2,020	3,020	2,460	1,160	800	800	1,702	1,020	1,580	1,800	720
Non-cash: administrative services fee payable transferred in and settled in shares	4,040	6,040	4,920	2,320	1,600	1,600	3,437	2,040	3,160	3,600	1,440

F-38

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 286	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(6,040)	$(108,039)
Administrative services fee settled in Class A shares (non-cash)	6,040	108,039
Net cash provided by (used in) operating activities	-	-
Cash Flows From Investing Activities
Net cash provided by (used in) investing activities	-	-
Cash Flows From Financing Activities
Net cash provided by (used in) financing activities	-	-
Net Change in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents transferred in the common control transaction	120	6,090
Cash and Cash Equivalents, end of period	$120	$6,090
Non-cash financing: Class A shares issued in settlement of the administrative services fee	6,040	108,039
Non-cash: administrative services fee payable transferred in and settled in shares	12,080	216,113

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MASTERWORKS VAULT 17, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The period from January 1, 2026 through June 30, 2026 (Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 17, LLC (the “Company”) was formed on November 18, 2024 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that are each owned by individual series of the Company. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series of the Company succeeded to the assets, rights and obligations of a separate Delaware limited liability company (each, a “Target Issuer” and, collectively, the “Target Issuers”) that had conducted its own offering of Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended (each, an “Offering”), and had acquired a single Artwork. See Restructuring Transactions below. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All of the proceeds from each Offering were used to pay, directly or indirectly, for the acquisition of a single Artwork and to pay an expense allocation, or “true-up,” to Masterworks Gallery, LLC (“Gallery”). Through June 30, 2026, the Target Issuers succeeded by the series of the Company had accepted and closed upon aggregate subscriptions of $82,012,500, resulting in the issuance of an aggregate of 4,100,650 Class A ordinary shares at $20.00 per share, each of which was exchanged for one Class A ordinary share of the corresponding series of the Company in the Restructuring Transactions.

Restructuring Transactions – On June 1, 2026, the assets, rights and obligations of 45 Target Issuers were transferred into 45 distinct series of the Company through a sequence of asset transfers and assignments, distributions, mergers and dissolutions (the “Restructuring Transactions”). The primary purpose of the Restructuring Transactions was to facilitate simpler tax reporting and increase the efficiency of Masterworks operations. Each Target Issuer assigned, and the successor series assumed, all of the agreements to which the Target Issuer was a party, including its management services agreement, and each series assumed the pre-existing obligation of the predecessor Target Issuer to exchange Management Fee Shares for Class A ordinary shares of such series on a one-for-one basis. Each shareholder of a Target Issuer received shares of the corresponding series of the Company of the same class and in the same number as the shares held in the Target Issuer; no consideration was paid and no shareholder bore any cost or expense. The ownership, capitalization, board of managers, assets and obligations of each series immediately following the Restructuring Transactions were the same as those of the corresponding Target Issuer immediately before, and the compensation arrangements of each Target Issuer were assumed by the corresponding series without change. Each Target Issuer was dissolved following the merger.

Conversions effected to complete the Restructuring Transactions. The Company was formed as a Delaware series limited liability company on November 18, 2024. To effect the Restructuring Transactions the Company converted to a Texas series limited liability company pursuant to Section 10 of the Texas Business Organizations Code and formed two protected series in Texas in respect of each Target Issuer, being a Merger Series and a surviving series; following the mergers the Company converted back to a Delaware series limited liability company. Texas law permits the merger of protected series, while Delaware law permits the merger only of registered series of a registered series limited liability company, and effecting the mergers in Texas was therefore more efficient and less costly than converting the Company to a registered series limited liability company under Delaware law. The conversions did not change the assets, liabilities, capitalization, ownership or governance of the Company or of any series, and have no effect on the accompanying consolidated financial statements. The certificates of formation and of conversion filed with the Delaware and Texas Secretaries of State are incorporated by reference in Item 4 of this Report.

The Restructuring Transactions were a transaction between entities under common control within the scope of FASB Accounting Standards Codification Subtopic 805-50, Business Combinations: Related Issues (“ASC 805-50”). The assets and liabilities transferred have been recognized by each series at the historical carrying amounts of the predecessor Target Issuer, and no goodwill or other adjustment to carrying value has been recognized. Because the Target Issuers were not under common control with one another prior to the Restructuring Transactions, and because the Company had no assets, liabilities or operations prior to the Restructuring Transactions, the financial statements have not been retrospectively adjusted to combine periods before the transfer.

Basis of Presentation and Periods Presented - Each series of the Company continues an investment previously made through a single Target Issuer, which was itself a Regulation A reporting company; the reports of each Target Issuer are incorporated by reference into the Company's offering circular and remain available on the SEC's EDGAR website under that Target Issuer's own name, the most recent of them being its annual report for the year ended December 31, 2025, filed on April 30, 2026. Because the assets and liabilities were recognized at the Target Issuer's historical carrying amounts, the carrying value of each Artwork in these financial statements is the same historical cost reported by the predecessor Target Issuer, and the net assets contributed on June 1, 2026 are that Target Issuer's members' equity immediately before the transfer, including all of its activity through that date. The amounts presented for the period from January 1, 2026 through June 30, 2026 are not comparable with the annual or semiannual amounts reported by a Target Issuer for its own, longer, reporting periods. Item 1 of this Report sets out, for each series, the Target Issuer it succeeded together with that Target Issuer's SEC file number and Central Index Key.

This Report covers the first six months of the Company’s fiscal year, and the accompanying Consolidated Statements of Operations, of Members’ Equity and of Cash Flows are presented for the period from January 1, 2026 through June 30, 2026, the Company’s first reporting period. The Company’s offering statement on Form 1-A was qualified on May 29, 2026. The Company had no assets, liabilities or operations at any time from the beginning of the period until the Restructuring Transactions on June 1, 2026; the opening balances of the period are accordingly nil, and the balances transferred on that date are the first amounts recognized. The accompanying Consolidated Balance Sheet is presented as of June 30, 2026. The Company had no assets, liabilities or operations at December 31, 2025 or at any earlier date, and conducted no operations in any prior period; accordingly, no comparative amounts are presented and any comparative amounts of the Company, if presented, would be nil. As described above, the financial statements have not been retrospectively adjusted to combine periods before the transfer. The semiannual reports of the Target Issuers for the six months ended June 30, 2025, which present the corresponding period for the investments now held by the series, are incorporated by reference in the Company’s offering circular and remain available on the SEC’s EDGAR website.

F-40

The accompanying consolidated financial statements are unaudited and have been prepared on the same basis as the annual financial statements the Company will prepare. In the opinion of management they include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s and each series’ financial position at June 30, 2026 and its results of operations and cash flows for the period from January 1, 2026 through June 30, 2026. They do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements, and the results for the period are not necessarily indicative of the results to be expected for the full year.

Each Target Issuer announced the Restructuring Transactions in a Current Report on Form 1-U filed on May 29, 2026 and remained subject to the reporting requirements of Regulation A until it filed a Form 1-Z, exiting the reporting system, on June 29, 2026 in connection with its dissolution. The Company has reported in respect of each surviving series from June 1, 2026, the date of the transfer.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations and expenses of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. As such, the liability of a member of a series of the Company for the financial obligations of that series is limited to the member’s contribution of capital to such series.

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC (“SPC”), a Cayman Islands segregated portfolio company. Title to the Artwork of each series is held by the applicable segregated portfolio (each, a “Segregated Portfolio”), and each series owns a substantial majority of the economic interests in its Segregated Portfolio. Each series treats its Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with FASB ASC Subtopic 810-10, Consolidation: Overall (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all of its series given that they are under common control. In accordance with ASC 810, noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest. The Administrator has a noncontrolling interest in each Segregated Portfolio in connection with its ownership of Management Fee Shares.

Basis of Accounting and Use of Estimates – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

F-41

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork by the predecessor Target Issuer, and was carried over to the series at that amount in the Restructuring Transactions. The expense allocation described below is not a component of the cost of the Artwork. Artwork is determined to have an indefinite life. The Company reviews the Artwork of each series for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC 360”). In accordance with ASC 360, the Company reviews the Artwork of each series for impairment whenever events or changes in circumstances indicate that the carrying amount of the Artwork may not be recoverable, and measures any impairment as the amount by which the carrying value of the Artwork exceeds its fair value. There were no events or circumstances indicating impairment of the Artwork of any series for the period presented.

Expense Allocation – At the time of its Offering, each Target Issuer paid Gallery an expense allocation, or “true-up,” equal to approximately 10% of the size of that Offering. The expense allocation was a fixed, non-recurring payment for (i) financing commitments, (ii) Masterworks’ sourcing of the Artwork, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork and (iv) the use of the Masterworks Platform and Masterworks intellectual property. The expense allocation was recognized as an expense by the predecessor Target Issuer in the period in which it was incurred and is not included in the carrying value of the Artwork. No expense allocation was paid in connection with the Restructuring Transactions and no further expense allocation is payable. No other expenses associated with the organization of the Company, any series, or the purchase and securitization of the Artwork are paid, directly or indirectly, by the Company, any series or investors in any series.

Cash – The cash of each series consists of cash held in Federal Deposit Insurance Corporation (“FDIC”) insured bank accounts and in the bank account of the applicable Segregated Portfolio.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. The Company does not hold any cash equivalents.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains the cash of each series at financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange or conversion, as applicable, of the Management Fee Shares held by the Administrator. Where a series sells the Artwork of the series, those shares are exchanged or converted for Class A ordinary shares on or about the date of sale; from the date of exchange or conversion the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange and excluded on that basis were 128,784.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Organizational and Offering Costs – The expenses of the Company and each series are paid by the Administrator pursuant to the Management Services Agreement (the “Services Agreement”) in exchange for Management Fee Shares as described below. Organizational and offering costs of each Target Issuer were paid by the Administrator and its affiliates on behalf of the Target Issuer, and the Company is not required to reimburse the Administrator for any of those costs. Accordingly, those costs are not included in the Company’s consolidated financial statements.

F-42

Members’ Equity – Members’ equity of each series is comprised of different classes of membership interests, as described below. Shares of those classes that were issued to the Administrator in respect of the management services fee are referred to in this Report as the “Management Fee Shares”. The term is a convenience of description only: it is not a class of shares, it is not authorized or defined by the Company’s operating agreement, and it carries no rights beyond those of the class to which the shares belong. It refers to Class A preferred shares of a series and to preferred shares of the Segregated Portfolio that holds the Artwork of that series. Through December 31, 2023 the fee was settled in Class A preferred shares issued by the Target Issuer itself; since January 1, 2024 it has been settled in preferred shares of the applicable Segregated Portfolio, and no further Class A preferred shares are issued to the Administrator as compensation.

Class A ordinary shares – The Class A ordinary shares of each series represent in the aggregate 100% of the members’ capital accounts of such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. Any Class A shares owned by the Administrator have no voting rights. All other Class A ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares and the removal of members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s operating agreement.

Class A preferred shares – The Class A preferred shares of a series were issued to the Administrator as Management Fee Shares by the predecessor Target Issuer before January 1, 2024 and represent preferred membership interests in such series. A series has authorized Class A preferred shares only if its Target Issuer had authorized Management Fee Shares in that form at the time of that Target Issuer’s initial Offering, and the number outstanding is the number that Target Issuer had issued as Management Fee Shares before the Restructuring Transactions. The Class A preferred shares have a $20.00 per share liquidation preference over the Class A ordinary shares of the same series and are convertible into Class A ordinary shares of that series on a one-for-one basis, at any time at the option of the holder, for no additional consideration. No additional Class A preferred shares are issued; Management Fee Shares earned in respect of those series since January 1, 2024 are issued as SPC preferred shares, as described below.

Class B shares – The Class B shares of each series, initially held by Masterworks, are profits interests that represent 0% of the members’ capital accounts in such series and a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork of a series, the Class B shares of that series may be converted into Class A ordinary shares of that series with a value at the time of conversion equal to 20% of the amount, if positive, by which the aggregate value of the shares of that series outstanding on a fully diluted basis exceeds the product of the number of Class A ordinary shares so outstanding on a fully diluted basis and $20.00. The authorized number of Class B shares is limited to the number set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights after the issuance of Class A shares of the applicable series.

Class C share – The Class C share of a series has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in Class A ordinary shares of a series of the Company.

SPC preferred shares – Since January 1, 2024, the management services fee has been settled by the issuance of preferred shares of the applicable Segregated Portfolio to the Administrator. The SPC preferred shares have a $20.00 per share liquidation preference over the SPC ordinary shares of the same Segregated Portfolio and are “non-participating,” meaning that if any distribution is made in respect of an SPC preferred share, that distribution will never exceed $20.00 per share. They are exchangeable at any time at the option of the holder on a one-for-one basis into Class A ordinary shares of the series of which the Segregated Portfolio holds the Artwork, and are presented as a noncontrolling interest in the accompanying consolidated financial statements.

An exchange or conversion occurs when the Administrator disposes of Management Fee Shares to a third party, and on a sale of the Artwork of a series. Where a sale of the Artwork of a series would result in the holders of Class A ordinary shares of that series receiving less than $20.00 per share, the Management Fee Shares outstanding in respect of that series are entitled to receive $20.00 per share in preference to any payment on the Class A ordinary shares. Where it would result in $20.00 or more per share, those Management Fee Shares are exchanged or converted, as applicable, for Class A ordinary shares of that series on or about the date of sale, and the carrying amount of the noncontrolling interest, together with the carrying amount of the Class A preferred shares of that series, is reclassified to Class A ordinary shares.

SPC ordinary shares held by a series – The SPC ordinary shares held by a series represent a residual economic ownership interest in the Segregated Portfolio that owns the Artwork of that series, after deduction of amounts payable in respect of the SPC preferred shares, if any. Each series’ membership interest represented by SPC ordinary shares is eliminated upon consolidation between the series and its Segregated Portfolio.

Revenue Recognition – The Company does not plan to generate a material amount of revenue in respect of a series until the Artwork of that series is sold at some undetermined future date. At the time of sale, revenue is recognized upon the transfer of title to the Artwork to the buyer.

F-43

2. RELATED PARTY TRANSACTIONS

The Administrator contractually provides management services to the Company and each series pursuant to the Management Services Agreement, which was entered into by the predecessor Target Issuer and was assigned to and assumed by the successor series in the Restructuring Transactions. The management services fee is payable quarterly in arrears and is paid by issuing Management Fee Shares to the Administrator at a rate of 1.5% per annum of the total outstanding equity interests of the applicable Segregated Portfolio after giving effect to such issuance. Management Fee Shares are valued using the net asset value effective as of the applicable quarter-end in which the fee is due and payable. The Company recognizes the management services fee expense at the time of issuance of the related Management Fee Shares, as the requisite service period is considered completed, and records the issuance as an equity issuance.

During the period from January 1, 2026 through June 30, 2026, the Company recorded $108,039 in management fees relating to the issuance of 16,035 Management Fee Shares to the Administrator. The Management Fee Shares issued during the period had an aggregate value of $324,152, of which $216,114 settled fees accrued by the Target Issuers for April 1, 2026 through May 31, 2026 and transferred to the Company in the Restructuring Transactions. The weighted average grant-date fair value of the shares issued during the period was $20.22.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of a series. For any extraordinary costs incurred or payments made on behalf of a series, the Company will show the expense on its statement of operations in the period of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork of that series is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Services Agreement.

The Services Agreement also provides that the Administrator pays each series for the rights to commercialize the Artwork of that series for the duration of the operations of the Company. Each series receives de minimis royalty income from the Administrator each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement of cash flows represent related party transactions.

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, management must estimate the value of the Artwork to determine the expense associated with the fees payable to the Administrator, which are payable in the form of Management Fee Shares that are exchangeable for Class A ordinary shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of Management Fee Shares issued or Class A ordinary shares issuable on exchange thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 28, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

No offerings of the Company were qualified after the date of the financial statements through September 28, 2026.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date. Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies or practices. Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott W. Lynn was appointed to fill all roles vacated by Mr. Glenday, including Chief Executive Officer, Chief Financial Officer and a manager of the Company, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which he was appointed to these positions. It is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 17, LLC filed with Delaware Secretary of State on November 18, 2024 (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on April 23, 2026).*
2.2	Form of Certificate of Conversion of Masterworks Vault 17, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on April 23, 2026).*
2.3	Form of Certificate of Conversion of Masterworks Vault 17, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A filed on April 23, 2026).*
2.4	Form of Plan of Conversion (included in Exhibit 2.3) (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A filed on April 23, 2026).*
2.5	Form of Certificate of Formation of Masterworks Vault 17, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.5 to the Company’s Form 1-A filed on April 23, 2026).*
2.6	Form of Certificate of Conversion of Masterworks Vault 17, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.6 to the Company’s Form 1-A filed on April 23, 2026).*
2.7	Form of Certificate of Conversion of Masterworks Vault 17, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.7 to the Company’s Form 1-A filed on April 23, 2026).*
2.8	Form of Certificate of Formation of Masterworks Vault 17, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.8 to the Company’s Form 1-A filed on April 23, 2026).*
2.9	Form of Amended and Restated Operating Agreement of Masterworks Vault 17, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.9 to the Company’s Form 1-A filed on April 23, 2026).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on April 23, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on April 23, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on April 23, 2026).*
6.3	Form of Assignment and Assumption Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on April 23, 2026).*
6.4	Form of Agreement and Plan of Merger (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A filed on April 23, 2026).*

* Filed Previously

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 17, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 28, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 28, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 28, 2026
Joshua B. Goldstein

8